EXHIBIT 99.1


The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                        GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company incorporated in the People's Republic of China)
                                (Stock Code: 525)


                                  ANNOUNCEMENT


The Board of Directors (the "Board") of Guangshen Railway Company Limited (the "Company") is pleased to announce the preliminary consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31,2007, prepared in accordance with International Financial Reporting Standards ("IFRS") as below:

ACCOUNTING DATA

                                                                                                                 Unit:RMB thousand
----------------------------------------------------------------------------------------------------------------------------------
                                              2007             2006               2005               2004                  2003
----------------------------------------------------------------------------------------------------------------------------------
Total revenues                             10,508,504        3,594,474          3,276,928          3,038,149             2,468,182
----------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                  (8,793,112)      (2,693,918)        (2,529,731)        (2,369,428)           (1,866,921)
----------------------------------------------------------------------------------------------------------------------------------
Profit form operations                      1,765,208          965,204            798,825            716,914               648,602
----------------------------------------------------------------------------------------------------------------------------------
Profit before tax                           1,668,551          920,928            756,138            703,659               643,626
----------------------------------------------------------------------------------------------------------------------------------
Profit after tax                            1,436,202          771,773            645,962            599,504               544,550
----------------------------------------------------------------------------------------------------------------------------------
Minority interests                              4,787              260              (998)                746                    32
----------------------------------------------------------------------------------------------------------------------------------
Profit attributable to shareholders         1,431,415          771,513            646,960            600,250               544,582
----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share (RMB)                   0.20             0.17               0.15               0.14                  0.13
----------------------------------------------------------------------------------------------------------------------------------
Earnings per ADS (RMB)                          10.10             8.73               7.46               6.93                  6.28
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 AS AT DECEMBER 31
----------------------------------------------------------------------------------------------------------------------------------
                                              2007             2006               2005               2004                  2003
----------------------------------------------------------------------------------------------------------------------------------
Total assets                               26,713,264       24,139,331         11,683,057         10,362,851            10,119,613
----------------------------------------------------------------------------------------------------------------------------------
Total liabilities                           5,531,794        3,919,401          1,838,224            812,239               699,237
----------------------------------------------------------------------------------------------------------------------------------
Minority interests                             55,709           50,922             48,757             51,612                52,358
----------------------------------------------------------------------------------------------------------------------------------
Net assets                                 21,125,761       20,169,008          9,796,076          9,499,000             9,368,018
----------------------------------------------------------------------------------------------------------------------------------
Net assets per share (RMB)                       2.98            2.85.               2.26               2.19                  2.16
----------------------------------------------------------------------------------------------------------------------------------

SHARE CAPITAL STRUCTURE AND SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As of December 31,2007, the share capital of the Company consisted of:

                                     --1--

                                                                         Unit: thousand shares
----------------------------------------------------------------------------------------------
Classes of shares                               Amount            Compare to the total capital
----------------------------------------------------------------------------------------------
A shares with restrictions on sales             2,904,250                   41.0%
----------------------------------------------------------------------------------------------
A shares without restrictions on sales          2,747,987                   38.8%
----------------------------------------------------------------------------------------------
H share                                         1,431,300                   20.2%
----------------------------------------------------------------------------------------------
Total                                           7,083,537                    100%
----------------------------------------------------------------------------------------------

SHAREHOLDERS

So far as the Directors, Supervisors and other senior management are aware, as at December 31, 2007, the interests and short positions of the persons, other than Directors, Supervisors and other senior management of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Hong Kong Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                      Class of     Number of shares                                  Percentage of   Percentage of
       Name of shareholder             shares            held                  Capacity            Class of shares    Total Shares
----------------------------------------------------------------------------------------------------------------------------------
Guangzhou Railway(Group) Company      A shares     2,904,250,000(L)         Beneficial owner                51.38%          41.00%
----------------------------------------------------------------------------------------------------------------------------------
                                                       3,822,000(L)         Beneficial owner                 0.27%           0.05%
                                                         428,000(S)                                          0.03%          0.006%
JPMorgan Chase & Co.                  H shares     -------------------------------------------------------------------------------
                                                     183,656,200(P)     Custodian--incorporated/            12.83%           2.59%
                                                                            approved person
----------------------------------------------------------------------------------------------------------------------------------
T. Rowe Price Associates, Inc. And    H shares       173,044,000(L)        Investment manager               12.09%           2.44%
Its Affiliates
----------------------------------------------------------------------------------------------------------------------------------
Northern Trust Fiduciary Services     H shares       117,042,000(L)       trustee(except bare                8.18%           1.65%
(Ireland) Limited                                                              trustee)
----------------------------------------------------------------------------------------------------------------------------------
Baring Asset Management Limited       H shares       115,244,000(L)        Investment manager                8.05%           1.63%
----------------------------------------------------------------------------------------------------------------------------------
                                                      57,943,246(L)         Beneficial owner                 4.05%           0.82%
                                                       1,860,000(S)                                          0.13%           0.03%
                                                   -------------------------------------------------------------------------------
UBS AG                                H shares        47,532,000(S)       Guarantees of rights               3.32%           0.67%
                                                                             and interests
                                                   -------------------------------------------------------------------------------
                                                                              Interest of
                                                      32,098,250(L)           controlled                     2.24%           0.45%
                                                      29,088,600(S)           corporation                    2.03%           0.41%
----------------------------------------------------------------------------------------------------------------------------------
Sumitomo Life Insurance Company       H shares        86,838,000(L)           Interest of                    6.07%           1.23%
                                                                         controlled corporation
----------------------------------------------------------------------------------------------------------------------------------
Sumitomo Mitsui Asset Management      H shares        86,838,000(L)        Investment manager                6.07%           1.23%
Company, Limited
----------------------------------------------------------------------------------------------------------------------------------
Barclays Global Investors UK          H shares        85,999,345(L)           Interest of                    6.01%           1.21%
Holdings Limited                                      73,656,000(S)      controlled corporation              5.15%           1.04%
----------------------------------------------------------------------------------------------------------------------------------
Barclays PLC                          H shares        85,999,345(L)           Interest of                    6.01%           1.21%
                                                      73,656,000(S)      controlled corporation              5.15%           1.04%
----------------------------------------------------------------------------------------------------------------------------------

Note:

1. It was showed in the table of stock interests on November 29, 2006 that Sumitomo Life Insurance Company owned 35% shares of Sumitomo Mitsui Asset Management Company, Limited. According to the Securities and Futures Ordinance, Sumitomo Life Insurance Company was deemed to hold the share interests of Sumitomo Mitsui Asset Management Company, Limited.

2. It was showed in the table of stock interests on December 24, 2007 that Barclays PLC owned 92.3% shares of Barclays Global Investors UK Holdings Limited. According to the Securities and Futures Ordinance, Barclays PLC was deemed to hold the share interests of Barclays Global Investors UK Holdings Limited.

3. The letter "L" denotes a long position; "S" denotes a short position; and "P" denotes lending pool.

PUBLIC FLOAT

As of the end of the reported period, at least 25% of the total issued share capital of the Company was held by the public. The Company is therefore in compliance with the Exchange Listing Rules as regard to sufficiency of

                                     --2--
public float.

PRE-EMPTIVE RIGHT

There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

PURCHASE, SALE AND REDEMPTION OF SHARES

During the year ended December 31, 2007, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

FINAL DIVIDEND

The Board has recommended the payment of a final dividend of RMB 0.08 per share to the shareholders of the Company for the year ended December 31, 2007. Details of the final dividend payments to shareholders are to be announced subject to the approval of the shareholders at the 2007 annual general meeting ("AGM), which will be held at the headquarters of the Company in Shenzhen, Guangdong Province, the People's Republic of China (the "PRC") on June 26, 2008.

The dividend and other payment paid to Shareholders of H Share by the Company are calculated and declared in RMB and paid in HKD.

BUSINESS REVIEW OF THE REPORTED PERIOD

1. BUSINESS OVERVIEW

The Company embraced important reform and development in 2007. The demand for railway transportation services has been strong. With the implementation of the sixth large-scale railway speed-up project, the Company mass-operated domestically manufactured high-speed electric train sets "CRH" with a speed of 200 km/h. The Company succeeded in the acquisition of the railway operating assets between Guangzhou and Pingshi ("GP Railway") from its substantial shareholder thanks to the steadily on-going reform of railway investment and financing systems. The fourth rail line between Guangzhou and Shenzhen was completed and started operation amid the extensive railway infrastructure construction nation-wide. The asset scale and transportation capacity of the Company were significantly expanded. The Company captured market opportunities, promoted marketing efforts, adjusted transport organization and tried to improve transportation efficiency. Meanwhile, the Company optimized and consolidated transportation resources using scientific means to realize scale effects subsequent to the assets acquisition. The earning power of the Company was evidently enhanced and operating results greatly increased.

In 2007, the total revenues of the Company were RMB10,509 million, representing an increase of 192.4%; profit from operation was RMB1,765 million, an increase of 82.9%; profit attributable to equity holders was RMB1,431 million, an increase of 85.5%.

2. ANALYSIS OF THE COMPANY'S MAIN BUSINESS

Railway transportation is the principal business of the Company, accounting for over 90% of the total operating revenues of the Company, among which:

 (1)PASSENGER TRANSPORTATION

Passenger transportation is the most important business segment of the Company. The Company is engaged in railway passenger transportation business between Shenzhen and Pingshi and certain long-distance passenger transportation services. The Company also cooperates with MTR Corporation in Hong Kong in operating the Through Train passenger service between Guangzhou and Kowloon in Hong Kong. As of December 31, 2007, the Company operated 195 pairs of passenger trains in accordance with its daily train schedule, representing an increase of 72 pair from the number in operation at the end of 2006, among which there were 80 pairs of passenger trains between Guangzhou and Shenzhen, an increase of 11 pairs as the number of intercity

                                     --3--
high-speed trains between Guangzhou and Shenzhen increased by 13 pairs while that of regular-speed trains between Guangzhou and Shenzhen decreased by two pairs; 13 pairs of Canton-Kowloon Through Trains and 102 pairs of long-distance passenger trains, an increase of 61 pair. In 2007, the passenger delivery volume of the Company was 73.053 million, representing an increase of 103.1%; the turnover volume of passengers was 26,278.2 million passenger-km, an increase of 442.6%. Revenues from passenger transportation were RMB5.83 billion yuan, an increase of 123.6%.

GUANGZHOU-SHENZHEN TRAINS

In 2007, the passenger delivery volume of Guangzhou-Shenzhen trains was 24.725 million, representing an increase of 11.2% from 22.243 million in 2006. In spite of the construction of the Fourth Rail Line, which severely affected the operation of Guangzhou-Shenzhen inter-city trains in the first four months of 2007, the passenger delivery volume of Guangzhou-Shenzhen trains grew significantly during the whole year. The increase was mainly attributable to:
(1) the mass operation of CRH in the wake of the sixth large-scale speed-up project of the national railway system on April 18 and the completion and commencement of the Fourth Rail Line, which not only increased the frequency and transportation capacity of our trains, but also improved the efficiency and comfort of the trains, leading to an obvious increase in passenger traffic; (2) the overhaul of Xintang-Shigu section of southbound Guangzhou-Shenzhen expressway between October 18, 2007 and January 18, 2008, which diverted part of the bus passengers to the train.

HONG KONG THROUGH TRAINS

The passenger delivery volume of the Hong Kong Through Trains decreased slightly by 0.5% from 3.207 million in 2006 to 3.192 million in 2007. The decrease was mainly due to: (1) the construction of the Fourth Rail Line between January and April 2007, which affected the operation of Hong Kong Through Trains; (2) the improvement of the operating efficiency and service quality of Guangzhou-Shenzhen trains, attracting some of the Through Train passengers.

LONG-DISTANCE TRAINS

The passenger delivery volume of the long-distance trains of the Company increased greatly by 328.8% from 10.526 million in 2006 to 45.137 million in 2007. The increase was mainly due to the incorporation of the long-distance transportation businesses of Guangzhou-Pingshi Railway subsequent to the acquisition of the railway transportation businesses and related assets and liabilities thereof at the beginning of the year.

 (2) FREIGHT TRANSPORTATION

Freight transportation is one important business of the Company. The Company is engaged in the freight transportation business between Shenzhen and Pingshi and Hong Kong freight through train business. The Company is well equipped with various freight facilities and can efficiently transport full load cargo, single load cargo and containers. The Company has established business cooperation with ports, logistics bases and specialized building materials markets, etc. in its service region.

In 2007, the Company finalized the acquisition of the railway transportation businesses and related assets and liabilities of Guangzhou-Pingshi Railway, and the freight transportation business thereof was incorporated into the Company, leading to an enormous growth in the freight volume of the Company in the reported period. The total tonnage of freight transported by the Company in 2007 was 71.010 million tonnes, representing an increase of 131.2% from that in 2006; freight turnover was 15,306.9 million ton-kilometers, an increase of 572.4%; revenues from freight transportation was RMB1.33 billion yuan, an increase of 134.5%.

OUTBOUND FREIGHT

In 2007, the Company's outbound freight tonnage was 19.056 million tonnes, representing an increase of 151.3% from 7.582 million tonnes in 2006.

INBOUND AND PASS-THROUGH FREIGHT

                                     --4--

In 2007, the Company's inbound and pass-through freight tonnages were 51.955 million tonnes, representing an increase of 124.7% from 23.125 million tonnes in 2006.

(3) RAILWAY NETWORK USAGE AND SERVICES

Railway network usage and services of the Company mainly included the locomotive traction, track usage, electric catenary, vehicle coupling and other services. In 2007, the Company's revenue of railway network usage and services is RMB 2.66 billion yuan, representing an increase of 812.4% from that in 2006. The rapid increase was mainly due to the acquisition of the railway transportation businesses and related assets and liabilities between Guangzhou and Pingshi at the beginning of the year, as the network services provided by the Company increase greatly with its extending operating mileage.

 (4) STATISTICS OF PASSENGER AND FREIGHT TRANSPORTATION BUSINESSES

----------------------------------------------------------------------------------------------------------
                                                             2007          2006        INCREASE/(DECREASE)
----------------------------------------------------------------------------------------------------------
Passenger Transportation Revenue (RMB'000)                5,833,538     2,608,838                   123.6%
----------------------------------------------------------------------------------------------------------
Passenger delivery volume ('000 persons)                     73,053        35,976                   103.1%
----------------------------------------------------------------------------------------------------------
    -- Guangzhou-Shenzhen trains                             24,725        22,243                     9.0%
----------------------------------------------------------------------------------------------------------
    --Hong Kong Through Trains                                3,192         3,207                   (0.5%)
----------------------------------------------------------------------------------------------------------
    --Long-distance trains                                   45,137        10,526                   328.8%
----------------------------------------------------------------------------------------------------------
Total passenger-kilometers (million)                       26,278.2       4,842.7                   442.6%
----------------------------------------------------------------------------------------------------------
Freight Transportation Revenue (RMB '000)                 1,326,450       565,557                   134.5%
----------------------------------------------------------------------------------------------------------
Tonnage of freight (10,000 tons)                            7,101.0       3,070.8                   131.2%
----------------------------------------------------------------------------------------------------------
  --Outbound freight                                        1,905.6         758.2                   151.3%
----------------------------------------------------------------------------------------------------------
  --Inbound and pass-through freight                        5,195.5       2,312.5                   124.7%
----------------------------------------------------------------------------------------------------------
Total tonne-kilometers (million)                           15,306.9       2,276.3                   527.4%
----------------------------------------------------------------------------------------------------------
Railway Network Usage and Services Revenue (RMB '000)     2,659,529       291,489                   812.4%
----------------------------------------------------------------------------------------------------------

3. ANALYSIS OF OPERATING RESULTS

In 2007, the Company finalized the acquisition of the railway transportation businesses and related assets and liabilities of Guangzhou-Pingshi railway operations, and the passenger and freight transportation businesses thereof was incorporated into the Company, therefore the assets scale, operating distance and transportation capacity of the Company have been significantly expanded and the earning power is obviously enhanced. The operating revenues, operating expenses and net profit increased enormously when compared to those of 2006.

The table below sets forth the operating results of the Company in 2007:

                                                                                        Unit: RMB '000

------------------------------------------------------------------------------------------------------
                                                       2007            2006        Increase/(Decrease)
------------------------------------------------------------------------------------------------------
Revenues from railway transportation businesses      9,819,517      3,465,884                   183.3%
------------------------------------------------------------------------------------------------------
   --Passenger transportation                        5,833,538      2,608,838                   123.6%
------------------------------------------------------------------------------------------------------
  --Freight transportation                           1,326,450        565,557                   134.5%
------------------------------------------------------------------------------------------------------
   --Railway network usage and services              2,659,529        291,489                   812.4%
------------------------------------------------------------------------------------------------------
Revenues from other businesses                         688,987        128,590                   435.8%
------------------------------------------------------------------------------------------------------
Railway operating expenses                           8,334,293      2,527,907                   229.7%
------------------------------------------------------------------------------------------------------
   --Business tax                                      221,820         98,567                   125.0%
------------------------------------------------------------------------------------------------------
  --Labor and benefits                               1,928,171        718,035                   168.5%
------------------------------------------------------------------------------------------------------
   --Equipment leases and services                   2,595,181        633,036                   310.0%
------------------------------------------------------------------------------------------------------
   --Land use right leases                              50,000              -                        -
------------------------------------------------------------------------------------------------------
  --Materials and supplies                           1,240,801        268,259                   362.5%
------------------------------------------------------------------------------------------------------
  --Repair expenses                                    460,133        212,435                   116.6%
------------------------------------------------------------------------------------------------------
  --Depreciation                                     1,006,728        317,358                   217.2%
------------------------------------------------------------------------------------------------------
   --Amortisation of leasehold land payments            15,002         16,776                  (10.6%)
------------------------------------------------------------------------------------------------------
   --Social services fees                              396,789         74,520                   432.5%
------------------------------------------------------------------------------------------------------
   --Utility and office expenses                       109,792        102,949                     6.6%
------------------------------------------------------------------------------------------------------
   --Others                                            309,876         85,972                   260.4%
------------------------------------------------------------------------------------------------------
Operating expenses of other businesses                 458,819        166,011                   176.4%
------------------------------------------------------------------------------------------------------
Finance cost                                            98,487         15,970                   516.7%
------------------------------------------------------------------------------------------------------
Income taxes expense                                   232,349        149,155                    55.8%
------------------------------------------------------------------------------------------------------
Profit attributable to shareholders                  1,431,415        771,513                    85.5%
------------------------------------------------------------------------------------------------------

                                     --5--

4. ANALYSIS OF FINANCIAL POSITION

As of December 31, 2007, under IFRS, total assets of the Company were RMB26,713 million, total liabilities were RMB5,532 million, the shareholders' equity was RMB 21,126 million and the gearing ratio (total debt/total equity) was 13%. The major change of assets, liabilities and shareholders' equity is illustrated below:

                                                                                                                     Unit: RMB '000

-----------------------------------------------------------------------------------------------------------------------------------
Item                                 December     December    Variation                          Reasons
                                     31, 2007     31, 2006       (%)
-----------------------------------------------------------------------------------------------------------------------------------
Assets:
-----------------------------------------------------------------------------------------------------------------------------------
Materials and supplies                 153,674       66,967      129.5%     Mainly due to the acquisition of GP Railway
-----------------------------------------------------------------------------------------------------------------------------------
Due from related parties                83,925       31,757      164.3%     Mainly due to the increase in daily current accounts
                                                                            arising from expansion of the Company's operating scale
-----------------------------------------------------------------------------------------------------------------------------------
Short-term deposits                         --      169,739    (100.0%)     Mainly due to the recovery of the deposits placed with
                                                                            the Deposit-taking Center of the MOR
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents            2,352,351    5,851,831     (59.8%)     Mainly due to the payment of the remaining
                                                                            consideration for the GP Railway acquisition
-----------------------------------------------------------------------------------------------------------------------------------
Fixed assets                        19,995,286    6,738,477      196.7%     Mainly due to the acquisition of GP Railway and the
                                                                            completion of the Fourth Rail Line
-----------------------------------------------------------------------------------------------------------------------------------
Construction-in-progress             1,422,635    4,305,157     (67.0%)     Mainly due to the transfer of completed Fourth Rail
                                                                            Line project to fixed assets
-----------------------------------------------------------------------------------------------------------------------------------
Prepayment for fixed assets and        891,592      411,476      116.7%     Mainly due to the increase in prepayment for the
construction-in-progress                                                    purchase of CRHs
-----------------------------------------------------------------------------------------------------------------------------------
Goodwill                               281,255            -           -     Premium on acquisition of GP Railway
-----------------------------------------------------------------------------------------------------------------------------------
Prepayment and deferred                                                     Transfer of the amount to the respective
acquisition costs relating to a              -    5,296,593    (100.0%)     assets/liabilities acquired from GP Railway stated at
business combination                                                        fair value
-----------------------------------------------------------------------------------------------------------------------------------
Long-term receivables                   48,547            -        100%     Acquired from the acquisition of GP Railway
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Mainly due to the change of tax rate for the expected
Deferred income tax assets             362,256      190,843       89.8%     realization period and temporary differencs originated
                                                                            from the acquisition of GP Railway
-----------------------------------------------------------------------------------------------------------------------------------
Liabilities:
-----------------------------------------------------------------------------------------------------------------------------------
Payables for fixed assets and          337,213    1,004,750     (66.4%)     Mainly due to the large settlement made for completed
construction-in-progress                                                    construction projects during the year
-----------------------------------------------------------------------------------------------------------------------------------
Due to related parties               1,022,125      250,601      307.9%     Mainly due to the increase in daily current accounts
                                                                            arising from expansion of the Company's operating scale
-----------------------------------------------------------------------------------------------------------------------------------
Borrowings                           2,850,000    1,860,000       53.2%     Mainly due to the increase in borrowings for the
                                                                            construction of the Fourth Rail Line
-----------------------------------------------------------------------------------------------------------------------------------
Retirement benefit obligations         300,701       16,917     1677.5%     Mainly due to the acquisition of GP Railway
-----------------------------------------------------------------------------------------------------------------------------------

5. CASH FLOW ANALYSIS

In 2007, the principal source of capital of the Company were revenues generated from operations and bank loans. The Company's capital was mainly used for capital and operating expenses and payment of taxes and dividends. The Company believes it has sufficient working capital and bank loans to meet its operation and development requirements.

The cash flow of the Company in 2007 is illustrated below:

                                                                                                          Unit: RMB thousands

-----------------------------------------------------------------------------------------------------------------------------
           Item                          2007          2006      Variable ratio                       Reason
-----------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating         1,957,645     1,112,004            76.0%   Mainly due to the increase in the Company's
activities                                                                        operating revenues
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investment                                             (28.7%)   Mainly due to the decrease in investment in
activities                           (5,585,414)   (7,833,331)                    the Fourth Rail Line
-----------------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing           128,289    11,461,030          (98.9%)   Mainly due to the decrease in cash received
activities                                                                        from capital contribution
-----------------------------------------------------------------------------------------------------------------------------

6. TAXATION

As the Company is a corporation incorporated in the Shenzhen Special Economic Zone, it is subject to an

                                     --6--
income tax at a rate of 15%. According to relevant taxation regulations, other businesses of the Company and its subsidiaries are subject to an income tax at the rate of 15% or 33%, depending on the location of incorporation. Income tax expenses of the Company and its subsidiaries were RMB 232.3 million in 2007, implying an effective tax rate of 13.9%.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"). The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises from 33% (15% or 24%) to 25% with effect from 1 January 2008.

7. FOREIGN EXCHANGE RISK

The Company mainly operates in the PRC with most of the transactions settled in RMB. RMB is not freely convertible into other foreign currencies. The conversion of RMB denominated balances into foreign currencies is subject to the rates and regulations of foreign exchange control promulgated by the PRC government. In addition, the Company is required to pay dividends in HKD and USD in the future when dividends are declared.

The Company may experience a loss as a result of any foreign currency exchange rate fluctuations in connection with our deposits. The Company has not used any means to hedge the exposure to foreign exchange risk. Nevertheless, given the recent continuous appreciation of RMB against HKD and USD in recent years, the directors consider that the risk is not high.

8. INTEREST RATE RISK

Other than deposits held in banks, the Company does not have significant interest-bearing assets. The average interest rate of deposits held in banks in the PRC throughout the year was approximately 0.72%. Any change in the interest rate promulgated by the People's Bank of China from time to time is not considered to have significant impact to the Company. The Company's interest rate risk which affects its income and operating cash flows mainly arises from bank borrowings. All the Company's bank borrowings were at floating rates. Bank borrowings at floating rates expose the Company to cash flow interest rate risk. Details of the loans of the Company in 2007 are set out in "Bank Borrowings" in the Report of Directors of this announcement.

9. MAJOR SUPPLIERS AND CUSTOMERS

Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR or purchased from the market. The Company may also purchase such equipment from overseas or domestic suppliers. The five largest customers of the Company in aggregate accounted for less than 30% of the revenue of the Company and the five largest suppliers of the Company in aggregate accounted for less than 30% of the purchases by the Company.

10. EMPLOYEE

As at December 31, 2007, the Company had in total 33,000 employees, representing an increase of 23,589 compared to that of 2006. The increase is mainly attributable to the acquisition of the railway assets between Guangzhou and Pingshi including the related employees.

(1) The professional composition of the employees

-----------------------------------------------------------------------------------------------------------
                                  Category of profession                                        Number
-----------------------------------------------------------------------------------------------------------
                                 Administrative personnel                                       2,935
-----------------------------------------------------------------------------------------------------------
                                    Technical personnel                                         1,609
-----------------------------------------------------------------------------------------------------------
                               Ordinary operation personnel                                    28,456
-----------------------------------------------------------------------------------------------------------
                                           total                                               33,000
-----------------------------------------------------------------------------------------------------------

(2) Education level of employees


-----------------------------------------------------------------------------------------------------------
                                Category of education level                                     Number
-----------------------------------------------------------------------------------------------------------
                                   Postgraduate or above                                          42
-----------------------------------------------------------------------------------------------------------
                                       Undergraduate                                            1,381
-----------------------------------------------------------------------------------------------------------
                             College for professional training                                  6,952
-----------------------------------------------------------------------------------------------------------
  Others (Secondary vocational school, high school and vocational technical school, etc)       24,625
-----------------------------------------------------------------------------------------------------------
                                           total                                               33,000
-----------------------------------------------------------------------------------------------------------

                                     --7--

(3) Salary and benefits

The Company's salary policy is closely linked with economic efficiency, labour efficiency and individual performance. The total amount of employees' salaries is closely related to the operating results of the Company and the distribution of employees' salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input.

(4) Insurances and benefits plan of retirement

Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory welfare funds and benefits as listed below:

---------------------------------------------------------------------------------------------------------------------------------
                                               As a Percentage of the Aggregate Salaries of the Employees
                        ---------------------------------------------------------------------------------------------------------
Employees' benefits      Employees residing along the          Employees residing in Guangzhou      Employees residing in
                         Guangzhou- Pingshi line               area or along the Guangzhou-         Shenzhen
                                                               Shenzhen line
---------------------------------------------------------------------------------------------------------------------------------
Housing fund                              6%                                   7%                               13%
---------------------------------------------------------------------------------------------------------------------------------
Retirement pension                                          18%                                                 18%
---------------------------------------------------------------------------------------------------------------------------------
Supplemental                                                5%                                                   5%
retirement pension
---------------------------------------------------------------------------------------------------------------------------------
Basic medical insurance                                     8%                                                   6%
---------------------------------------------------------------------------------------------------------------------------------
Supplemental medical                                        1%                                                  0.5%
insurance
---------------------------------------------------------------------------------------------------------------------------------
Maternity medical                                          0.4%                                                 0.5%
insurance
---------------------------------------------------------------------------------------------------------------------------------
Other welfare fund                                          6%                                                   8%
---------------------------------------------------------------------------------------------------------------------------------

As of December 31, 2007, the Company has 12,016 retired employees in total, endowment insurance of which are paid by Guangdong Society Insurance Fund Administration.

(5) Training

The training was mainly provided by the Company, including training on post standardization, adaptability and continuing education. The Company fully completed its training plans in 2007. The total expenses for these training programmes in 2007 were approximately RMB11.36 million.

11. POTENTIAL IMPAIRMENT LOSS IN INVESTMENT IN AN ASSOCIATE

As brought forward from previous years, the Company held an investment in an associate, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"). The carrying amount as at 31 December 2007 was approximately RMB 87,750,000. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company.

On October 27, 2000, Guangzhou Guantian together with its two related companies agreed to act as joint guarantors for certain debts of Guangzhou Guancheng Real Estate Company Limited ("Guangzhou Guancheng") due to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, the 3 joint guarantors were ruled in a court judgement made in 2001 to be liable to that independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision for impairment on its interest in Tiecheng. In 2003, the Higher People's Court of Guangdong Province ("the Court") accepted Guangzhou Guantian's re-trial application for discharging the aforesaid guarantee.

                                     --8--

In December 2003, the Court delivered a civil case judgement in which it was ruled that proceedings regarding this case shall be terminated. As a necessary procedure for the Court to decide whether to grant a re-trial, a hearing was held on March 18, 2004. In December 2005, the Court commenced procedures for re-trial. The Court reheard the case on November 14, 2006 and December 25, 2006, respectively. Up to the date of this report, the Court has not yet delivered any judgment as the necessary procedures have not been completed. However, having consulted an independent lawyer, the Company believes that Guangzhou Guantian being exempt from the guarantee is a very likely possibility.. Accordingly, the Directors consider that as of the date of this announcement, the likelihood of Guangzhou Guantian, a subsidiary of Tiecheng, having to settle the above claim is remote and no impairment provision for the interest in Tiecheng was made in the accounts. To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by Guangzhou Railway (Group) Company (the major shareholder of the Company). It undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the litigation.

FUTURE PROSPECTS

In 2008, China's economy is expected to experience a continuous and steady growth. The reform and development of railway system will be accelerated. With the strengthening economic cooperation in the Pan Pearl River Delta, the further implementation of the Mainland and Hong Kong Closer Economic Partnership Arrangement ("CEPA") and Hong Kong to be hosting part of the Olympic Games, it is expected that there will be a continuing increase of demand in the passenger and freight transportation markets in the Company's service regions and the Company will embrace favorable business environment and development opportunities. The Company believes that the overall transportation business will maintain growth trend in 2008.

The year 2008 will be important for the Company's reform and development. The Company will try to capture the good opportunities for the fast expansion of China's railway system, take advantage of the fast economic growth in the region and the consolidation of its resources, improve operation and management and perfect corporate governance to develop railway core businesses. The Company will be specially dedicated to the following work:

1. The Company will continue to optimize and consolidate the railway operating assets of Guangzhou-Shenzhen Railway and Guangzhou-Pingshi Railway, exploit potentialities to promote efficiency, cut operating costs, realize scale economy effects and promote the competitive capacity and overall operating results to lay the foundations for the fast development and refinancing of the Company;

2. The Company will optimize the "As-frequent-as-buses" operation of Guangzhou-Shenzhen intercity trains, improve the quality of passenger transportation service, increase the number of CRHs between Guangzhou and Shenzhen to 100 pairs with a capacity of 134,000 passengers per day and research on the use of store value tickets as soon as possible;

3. The Company will enhance the long-distance and short-distance passenger flows connection in Guangzhou, operate more local trains according to market demand, make great efforts to passenger transportation during holidays and the Olympic Games, add more carriages to our trains and expand our long-distance passenger trains service;

4. The Company will continue to promote the marketing of freight business, improve the deployment and organization of freight trains, operate more freight through trains, rationalize the distribution of transportation resources to accelerate the growth of the Company's freight business;

5. The Company will vigorously promote the modernization of railway technology and equipment, improve the safety, quality, informationalization construction, energy saving and environmental protection work through technical innovation.

6. The Company will strengthen talent troops construction, safeguard the immediate interest of employees and

                                     --9--
continuously improve the working and living conditions of employees.

7. The Company will carry on with the establishment of internal control system, perfect corporate legal person governance structure to regulate the operation and management of the Company.

ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE

SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

As a policy brought forward from prior years, the Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The cumulative losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was at approximately RMB226.4 million as of December 31, 2007. Pursuant to the then policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon approval of the Board. Such treatment conforms to the PRC accounting principles and regulations applicable to the Company and its subsidiaries.

In the financial statements of the Company prepared in accordance with IFRS, the Company accounted for the losses arising from the housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services amounted to approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average contractual period of employees of 15 years from the time of such sales. During the year from January 1, 2007 to December 31, 2007, the amortization charged to the deferred labour costs of the consolidated income statement was RMB15.09 million and the accumulated amortization as of December 31, 2007 amounted to RMB121 million.

As of December 31, 2007, the unamortized deferred labour costs in the balance sheet of the Company and its subsidiaries, were RMB105.4 million.

BANK BORROWINGS

1. On January 9, 2007, the Company entered into "Loan Agreement" with Industrial and Commercial Bank of China Co., Ltd Guangzhou Branch with respect to the provision of a loan of RMB140 million by Industrial and Commercial Bank of China Co., Ltd Guangzhou Branch to the Company for the construction of the Fourth Rail Line. The term of the borrowing is five years from January 9, 2007 to January 8, 2012. The rate of interest is 5.832% in the first year and is 10% lower than the official rate of interest for the relevant grade in the following years. As of December 31, 2007, the Company has withdrawn RMB 140 million from the bank.

2. On February 6, 2007, the Company entered into "Loan Agreement" with Shenzhen Commercial Bank Renminlu Sub-branch with respect to the provision of a loan of RMB300 million by Shenzhen Commercial Bank Renminlu Sub-branch to the Company for the construction of the Fourth Rail Line. The term of the borrowing is five years and the rate of interest is 5.832% in the first year and is 10% lower than the official rate of interest for the relevant grade in the following years. As of December 31, 2007, the Company has withdrawn RMB 100 million from the bank.

3. On February 27, 2007, the Company entered into "RMB Loan Agreement" with China Construction Bank Co., Ltd Shenzhen Branch with respect to the provision of a loan of RMB300 million by China Construction Bank Co., Ltd Shenzhen Branch to the Company for the technical transformation and capacity expansion project of the Guangzhou-Shenzhen line. The term of the borrowing is five years from February 27, 2007 to February 26, 2012. The rate of interest is 10% lower than the official rate for the relevant grade of the year and adjusts per month

                                     --10--
since the value date. As of December 31, 2007, the Company has withdrawn RMB 150 million from the bank.

4. On March 7, 2007, the Company entered into "RMB Loan Agreement" with China CITIC Bank Guangzhou Branch with respect to the provision of a loan of RMB300 million by China CITIC Bank Guangzhou Branch to the Company for the construction of the Fourth Rail Line. The term of the borrowing is five years from March 7, 2007 to March 7, 2012. The rate of interest is 10% lower than the official rate for the relevant grade of the year and adjusts annuallysince the value date. As of December 31, 2007, the Company has withdrawn RMB 100 million from the bank.

CHARGE ON ASSETS AND GUARANTEE

As of December 31, 2007, there were no outstanding charges against any of the Company's assets and the Company did not have any guarantee outstanding.

ENTRUSTED DEPOSITS

As of December 31, 2007, the Company did not have any entrusted deposits placed with any financial institutions in the PRC.

MATERIAL LITIGATION

The Company and its subsidiaries were not involved in any material litigation in 2007. Please also refer to "11. Potential impairment loss in an associate" in this announcement.

AUDITORS

The Company appointed PricewaterhouseCoopers as the international auditors of the Company for 2007 and appointed Deloitte Touche Tohmatsu CPA Ltd. as its PRC auditors for 2007.

CONFIRMATION BY INDEPENDENT DIRECTORS OF CONTINUING

CONNECTED TRANSACTIONS

The independent non-executive Directors of the Company confirmed that the connected transactions (as defined in the Stock Listing Rules of Hong Kong Stock Exchange) entered into by the Company during 2007 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms and in accordance with the terms of the agreements governing such transactions. The terms were fair and reasonable and in the interests of the shareholders of the Company as a whole.

AUDIT COMMITTEE

Members of the Audit Committee are appointed by the Board. It consists of three independent non-executive Directors, namely, Mr. Chang Loong Cheong (Chairman of the Audit Committee), Ms. Deborah Kong and Mr. Wilton Chau Chi Wai. They possess appropriate academic and professional qualifications or related financial management expertise. The Company Secretary, Mr. Guo Xiangdong is the secretary of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties. The principal duties of the Audit Committee include reviewing the financial performance of the Company and its subsidiaries, the nature and scope of audit review as well as the effectiveness of the internal control and compliance system. It will also discuss matters raised by the internal auditors, external auditors and regulatory bodies to ensure that appropriate recommendations are implemented.

                                     --11--

                                                           By Order of the Board

                                                                        HE YUHUA

                                                                        Chairman


Shenzhen, the PRC

April 23, 2008


As at the date of this announcement, the Executive Directors are He Yuhua, Yang Yiping; the Non-executive Directors are Cao Jianguo, Wu Houhui, Wen Weiming and Yang Jinzhong; and the Independent Non-executive Directors are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.

The financial information set out below does not constitute the Company's statutory financial statements for the year ended December 31, 2007 prepered under PRC GAAP, and is extracted from those financial statements prepared under IFRS for the year ended December 31, 2007, which contain an unqualified auditors' report, and will be delivered to the Registrar of Companies in Hong Kong and to shareholders as well as made available on the Hong Kong Exchange's website http://www.hkex.com.hk and the Company's website http://www.gsrc.com.

The figures in respect of the preliminary announcement of the Company's results for the year ended 31 December 2007 have been agreed by the Company's auditors, PricewaterhouseCoopers, to the amounts set out in the Company's consolidated financial statements for the year prepared under IFRS. The work performed by PricewaterhouseCoopers in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by PricewaterhouseCoopers on the preliminary announcement.

FORWARD-LOOKING STATEMENTS:

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with SEC.

                                     --12--

GUANGSHEN RAILWAY COMPANY LIMITED
CONSOLIDATED BALANCE SHEET
AS OF 31 DECEMBER 2007
(All amounts in Renminbi thousands)

------------------------------------------------------------------------------------------------------------------------------
                                                                                                        AS OF 31 DECEMBER
------------------------------------------------------------------------------------------------------------------------------
                                                                                                      2007               2006
------------------------------------------------------------------------------------------------------------------------------
ASSETS
------------------------------------------------------------------------------------------------------------------------------
NON-CURRENT ASSETS
------------------------------------------------------------------------------------------------------------------------------
Fixed assets                                                                                       19,995,286        6,738,477
------------------------------------------------------------------------------------------------------------------------------
Construction-in-progress                                                                            1,422,635        4,305,157
------------------------------------------------------------------------------------------------------------------------------
Prepayment for fixed assets and construction-in-progress                                              891,592          411,476
------------------------------------------------------------------------------------------------------------------------------
Leasehold land payments                                                                               607,971          625,628
------------------------------------------------------------------------------------------------------------------------------
Goodwill                                                                                              281,255                -
------------------------------------------------------------------------------------------------------------------------------
Prepayment and deferred acquisition costs relating to a business combination                                -        5,296,593
------------------------------------------------------------------------------------------------------------------------------
Investments in associates                                                                             124,350          122,520
------------------------------------------------------------------------------------------------------------------------------
Available-for-sale investments                                                                         46,608           46,108
------------------------------------------------------------------------------------------------------------------------------
Long-term receivable                                                                                   48,547                -
------------------------------------------------------------------------------------------------------------------------------
Deferred tax assets                                                                                   362,256          190,843
------------------------------------------------------------------------------------------------------------------------------
Deferred staff costs                                                                                  141,391          120,730
------------------------------------------------------------------------------------------------------------------------------
                                                                                                   23,921,891       17,857,532
------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
------------------------------------------------------------------------------------------------------------------------------
Materials and supplies                                                                                153,674           66,967
------------------------------------------------------------------------------------------------------------------------------
Trade receivables, net                                                                                 59,749           62,869
------------------------------------------------------------------------------------------------------------------------------
Due from related parties                                                                               83,925           31,757
------------------------------------------------------------------------------------------------------------------------------
Prepayments and other receivables, net                                                                141,674           98,636
------------------------------------------------------------------------------------------------------------------------------
Short-term deposits                                                                                         -          169,739
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                                           2,352,351        5,851,831
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    2,791,373        6,281,799
------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                       26,713,264       24,139,331
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
EQUITY
------------------------------------------------------------------------------------------------------------------------------
CAPITAL AND RESERVES ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
------------------------------------------------------------------------------------------------------------------------------
Share capital                                                                                       7,083,537        7,083,537
------------------------------------------------------------------------------------------------------------------------------
Reserves                                                                                           14,042,224       13,085,471
------------------------------------------------------------------------------------------------------------------------------
                                                                                                   21,125,761       20,169,008
------------------------------------------------------------------------------------------------------------------------------
MINORITY INTEREST                                                                                      55,709           50,922
------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY                                                                                       21,181,470       20,219,930
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
------------------------------------------------------------------------------------------------------------------------------
NON-CURRENT LIABILITIES
------------------------------------------------------------------------------------------------------------------------------
Borrowings                                                                                          2,850,000        1,860,000
------------------------------------------------------------------------------------------------------------------------------
Retirement benefit obligations                                                                        300,701           16,917
------------------------------------------------------------------------------------------------------------------------------
Deferred tax liabilities                                                                               23,335            9,802
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    3,174,036        1,886,719
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
------------------------------------------------------------------------------------------------------------------------------
Trade payables                                                                                        291,423          240,334
------------------------------------------------------------------------------------------------------------------------------
Payables for fixed assets and construction-in-progress                                                337,213        1,004,750
------------------------------------------------------------------------------------------------------------------------------
Due to related parties                                                                              1,022,125          250,601
------------------------------------------------------------------------------------------------------------------------------
Dividends payable                                                                                          46               74
------------------------------------------------------------------------------------------------------------------------------
Income tax payable                                                                                     89,996          127,282
------------------------------------------------------------------------------------------------------------------------------
Accruals and other payables                                                                           616,955          409,641
------------------------------------------------------------------------------------------------------------------------------
                                                                                                    2,357,758        2,032,682
------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                   5,531,794        3,919,401
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
TOTAL EQUITY AND LIABILITIES                                                                       26,713,264       24,139,331
------------------------------------------------------------------------------------------------------------------------------

                                     --13--

GUANGSHEN RAILWAY COMPANY LIMITED
CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007
(All amounts in Renminbi thousands, except for earnings per share data)

------------------------------------------------------------------------------------------------------------------------------
                                                                                             YEAR ENDED 31 DECEMBER
------------------------------------------------------------------------------------------------------------------------------
                                                                                                2007                     2006
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
REVENUES FROM RAILROAD BUSINESSES
------------------------------------------------------------------------------------------------------------------------------
Passenger                                                                                   5,833,538                2,608,838
------------------------------------------------------------------------------------------------------------------------------
Freight                                                                                     1,326,450                  565,557
------------------------------------------------------------------------------------------------------------------------------
Railway network usage and services                                                          2,659,529                  291,489
------------------------------------------------------------------------------------------------------------------------------
                                                                                            9,819,517                3,465,884
------------------------------------------------------------------------------------------------------------------------------
REVENUES FROM OTHER BUSINESSES                                                                688,987                  128,590
------------------------------------------------------------------------------------------------------------------------------
Total revenues                                                                             10,508,504                3,594,474
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
------------------------------------------------------------------------------------------------------------------------------
RAILROAD BUSINESSES
------------------------------------------------------------------------------------------------------------------------------
Business tax                                                                                (221,820)                 (98,567)
------------------------------------------------------------------------------------------------------------------------------
Labour and benefits                                                                       (1,928,171)                (718,035)
------------------------------------------------------------------------------------------------------------------------------
Equipment leases and services                                                             (2,595,181)                (633,036)
------------------------------------------------------------------------------------------------------------------------------
Land use right leases                                                                        (50,000)                        -
------------------------------------------------------------------------------------------------------------------------------
Materials and supplies                                                                    (1,240,801)                (268,259)
------------------------------------------------------------------------------------------------------------------------------
Repair costs, excluding materials and supplies                                              (460,133)                (212,435)
------------------------------------------------------------------------------------------------------------------------------
Depreciation of fixed assets                                                              (1,006,728)                (317,358)
------------------------------------------------------------------------------------------------------------------------------
Amortisation of leasehold land payments                                                      (15,002)                 (16,776)
------------------------------------------------------------------------------------------------------------------------------
Social services charges                                                                     (396,789)                 (74,520)
------------------------------------------------------------------------------------------------------------------------------
Utility and office expenses                                                                 (109,792)                (102,949)
------------------------------------------------------------------------------------------------------------------------------
Others                                                                                      (309,876)                 (85,972)
------------------------------------------------------------------------------------------------------------------------------
                                                                                          (8,334,293)              (2,527,907)
------------------------------------------------------------------------------------------------------------------------------
OTHER BUSINESSES
------------------------------------------------------------------------------------------------------------------------------
Business tax                                                                                 (17,611)                  (4,885)
------------------------------------------------------------------------------------------------------------------------------
Labour and benefits                                                                         (171,921)                 (65,710)
------------------------------------------------------------------------------------------------------------------------------
Materials and supplies                                                                      (161,719)                 (83,072)
------------------------------------------------------------------------------------------------------------------------------
Depreciation of fixed assets                                                                 (10,372)                  (2,529)
------------------------------------------------------------------------------------------------------------------------------
Amortisation of leasehold land payments                                                       (1,019)                        -
------------------------------------------------------------------------------------------------------------------------------
Utility and office expenses                                                                  (96,177)                  (9,815)
------------------------------------------------------------------------------------------------------------------------------
                                                                                            (458,819)                (166,011)
------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                                  (8,793,112)              (2,693,918)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Other income, net                                                                              49,816                   64,648
------------------------------------------------------------------------------------------------------------------------------
PROFIT FROM OPERATIONS                                                                      1,765,208                  965,204
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Finance costs                                                                                (98,487)                 (15,970)
------------------------------------------------------------------------------------------------------------------------------
Share of results of associates                                                                  1,830                 (28,306)
------------------------------------------------------------------------------------------------------------------------------
PROFIT BEFORE INCOME TAX                                                                    1,668,551                  920,928
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Income tax expense                                                                          (232,349)                (149,155)
------------------------------------------------------------------------------------------------------------------------------
PROFIT FOR THE YEAR                                                                         1,436,202                  771,773
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Attributable to:
------------------------------------------------------------------------------------------------------------------------------
Equity holders of the Company                                                               1,431,415                  771,513
------------------------------------------------------------------------------------------------------------------------------
Minority interests                                                                              4,787                      260
------------------------------------------------------------------------------------------------------------------------------
                                                                                            1,436,202                  771,773
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Dividends                                                                                     566,683                  566,683
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Earnings per share for profit attributable to the equity holders of the
Company during the year
------------------------------------------------------------------------------------------------------------------------------
-  Basic                                                                                      RMB0.20                  RMB0.17
------------------------------------------------------------------------------------------------------------------------------
-  Diluted                                                                                    RMB0.20                  RMB0.17
------------------------------------------------------------------------------------------------------------------------------

                                     --14--

GUANGSHEN RAILWAY COMPANY LIMITED
CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2007
(All amounts in Renminbi thousands)

------------------------------------------------------------------------------------------------------------------------------
                                                                                                   YEAR ENDED 31 DECEMBER
------------------------------------------------------------------------------------------------------------------------------
                                                                                                   2007                  2006
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------
Cash generated from operations                                                                    2,430,689          1,230,958
------------------------------------------------------------------------------------------------------------------------------
Interest paid                                                                                     (173,515)            (1,745)
------------------------------------------------------------------------------------------------------------------------------
Income tax paid                                                                                   (299,529)          (117,209)
------------------------------------------------------------------------------------------------------------------------------
Net cash generated from operating activities                                                      1,957,645          1,112,004
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------
Payments for acquisition of fixed assets and construction-in-progress; and
  prepayment for fixed assets, net of related payables                                          (1,107,320)        (3,202,670)
------------------------------------------------------------------------------------------------------------------------------
Deposit for a business combination                                                                        -        (5,265,250)
------------------------------------------------------------------------------------------------------------------------------
Payment for business combination, net of cash acquired                                          (4,781,633)                  -
------------------------------------------------------------------------------------------------------------------------------
Disposal of subsidiaries, net of cash received                                                      (7,084)                  -
------------------------------------------------------------------------------------------------------------------------------
Proceeds from sales of fixed assets                                                                  83,701             42,596
------------------------------------------------------------------------------------------------------------------------------
Proceeds from acquisition of a subsidiary                                                                 -              1,905
------------------------------------------------------------------------------------------------------------------------------
Increase in interests in associates, net                                                                  -           (42,937)
------------------------------------------------------------------------------------------------------------------------------
Decrease/(increase) in short-term deposits with maturities more than three
  months                                                                                            169,739            596,392
------------------------------------------------------------------------------------------------------------------------------
Interest received                                                                                    57,183             36,633
------------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                           (5,585,414)        (7,833,331)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of share capital                                                                   -         10,332,432
------------------------------------------------------------------------------------------------------------------------------
Share issuance costs                                                                                      -          (210,747)
------------------------------------------------------------------------------------------------------------------------------
Proceeds from borrowings                                                                            695,000          1,860,000
------------------------------------------------------------------------------------------------------------------------------
Dividends paid to the Company's shareholders                                                      (566,711)          (520,655)
------------------------------------------------------------------------------------------------------------------------------
Net cash generated from financing activities                                                        128,289         11,461,030
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                                            (3,499,480)          4,739,703
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                    5,851,831          1,112,128
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                          2,352,351          5,851,831
------------------------------------------------------------------------------------------------------------------------------

                                     --15--

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2007
(All amounts expressed in Renminbi unless otherwise stated)

1. BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed.

(A)  STANDARDS, AMENDMENTS AND INTERPRETATION EFFECTIVE IN 2007:

o IFRS 7, 'Financial instruments: Disclosures', and the complementary amendment to IAS 1, 'Presentation of financial statements -- Capital disclosures', introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments.

o IFRIC - Int 10, 'Interim financial reporting and impairment', prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. The Group has applied this standard from 1 January 2007.

(B) STANDARDS, AMENDMENTS AND INTERPRETATION EFFECTIVE IN 2007 BUT NOT RELEVANT TO THE GROUP'S OPERATIONS:

o    IFRS 4, 'Insurance contracts';
o IFRIC- Int 7, 'Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies';
o    IFRIC - Int 8, 'Scope of IFRS 2'; and
o    IFRIC -- Int 9, 'Re-assessment of embedded derivatives'.

                                     --16--

(C) STANDARDS AND INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN EARLY ADOPTED BY THE GROUP:

     The following standard, and interpretation to an exiting standard, have been published that are mandatory for the Group's accounting periods beginning on or after 1 November 2008 or later periods that the Group had not early adopted:

o IFRS 3 (Revised), 'Business Combination' (effective from 1 July 2009). IFRS 3 requires considerations (including contingent consideration), each identifiable asset and liability to be measured at its acquisition-date fair value, except leases and insurance contracts, reacquired right, indemnification assets as well as some assets and liabilities required to be measured in accordance with other IFRSs. They are income taxes, employee benefits, share-based payment and non current assets held for sale and discontinued operations. IFRS 3 also requires any non-controlling interest in an acquiree to be measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. Management does not expect that the application will result in a material impact on the Group's accounts.

o IFRS 8, 'Operating segments ' (effective from 1 January 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from 1 January 2009. The expected impact is still being assessed in details by management, but it is likely that the number of reportable segments, as well as the manner in which the segments are reported, will change in a manner that is consistent with the internal reporting provided to the chief operating decision-maker. As goodwill is allocated to groups of cash-generating units based on segment level, the change will also require management to reallocate goodwill to the newly identified operating segments. But management does not anticipate that the application will result in any material impact on the Group's accounts.

o IAS 27 (Revised), 'Consolidated and Separate Financial Statement' (effective from 1 July 2009). IAS 27 requires non-controlling interests (i.e. minority interest) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gains or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. Management does not expect to have any impact on the Group's accounts.

                                     --17--

(C) STANDARDS AND INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN EARLY ADOPTED BY THE GROUP (CONTINUED):

o IAS 23 (Amendment), 'Borrowing costs' (effective from 1 January 2009). The amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The existing accounting policy of the Group is the same as that revised IAS 23 requirement.
o    IFRIC - Int 12, 'Service concession arrangements' (effective from 1 January
     2008). IFRIC - Int 12 applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. The Group is currently evaluating the possible impact arising from the IFRIC - Int 12.

(D) INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND NOT RELEVANT TO THE GROUP'S OPERATIONS:

     The following interpretation to existing standards have been published that are mandatory for the Group's accounting periods beginning on or after January 1st, 2008 or later periods but are not relevant to the Group's operations:
o IFRS 2 Amendment, 'Share-based Payment Vesting Conditions and Cancellations' (effective from 1 January 2009). The amendment clarifies the definition of "vesting conditions" and specifies the accounting treatment of "cancellations" by the counterparty to a share-based payment arrangement. Vesting conditions are service conditions (which require a counterparty to complete a specified period of service) and performance conditions (which require a specified period of service and specified performance targets to be met) only. All "non-vesting conditions" and vesting conditions that are market conditions shall be taken into account when estimating the fair value of the equity instruments granted. All cancellations are accounted for as an acceleration of vesting and the amount that would otherwise have been recognised over the remainder of the vesting period is recognised immediately. This amendment does not have an impact on the Group's presentation of financial statements.
o IAS 1 (Revised), 'Presentation of Financial Statements' (effective from 1 January 2009). The amendment requires all non-owner changes in equity (i.e. comprehensive income) to be presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). This amendment does not have an impact on the Group's presentation of financial statements.
o IAS 32 and IAS 1 (Amendment), 'Puttable Financial Instruments and Obligations Arising on Liquidation' (effective from 1 January 2009). The amendment requires some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. This amendment does not have an impact on the Group's financial statements.

                                     --18--

(D) INTERPRETATIONS TO EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND NOT RELEVANT TO THE GROUP'S OPERATIONS (CONTINUED):
o IFRIC - Int 11, 'IFRS 2 -- Group and treasury share transactions' (effective from annual periods beginning on or after March 1, 2007). IFRIC
     - Int 11 provides guidance on whether share-based transactions involving treasury shares or involving Group entities (for example, options over a parent's shares) should be accounted for as equity-settled or cash-settled share-based payment transactions in the stand-alone accounts of the parent and Group companies. This interpretation does not have an impact on the Group's financial statements.
o IFRIC - Int 13, 'Customer loyalty programmes' (effective from 1 July 2008). IFRIC - Int 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC - Int 13 is not relevant to the Group's operations because none of the Group's companies operate any loyalty programmes.
o IFRIC -- Int 14, "The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction" (effective from 1 January 2008). It provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. Management does not expect this interpretation has any material impact on the Group's financial statements.

2. REVENUE RECOGNITION

The Group recognizes revenue on the following basis, provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably:

(A)  PASSENGER AND FREIGHT SERVICES
Revenue is recognised when the services are provided.

(B) REVENUE FROM RAILWAY NETWORK USAGE AND SERVICES AND REVENUE FROM OTHER BUSINESSES
Revenue from railway network usage and services and revenue form other business are recognised once the related services or goods are delivered and the related risks and rewards of ownership have been transferred.

(C)  INTEREST INCOME
Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

(D)  DIVIDEND INCOME

Dividend income is recognised when the right to receive payment is established.

3 INCOME TAX EXPENSE

Enterprises established in the Shenzhen Special Economic Zone of the PRC are subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Company and the subsidiaries located in Shenzhen are subject to income tax rate of 15%, while those subsidiaries located outsides Shenzhen are subject to income tax rate of 33%.

On 16 March 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"). The new CIT Law reduces (increases) the corporate income tax rate for domestic enterprises from 33% (15% or 24%) to 25% with effect from 1st January 2008. As a result of the new CIT Law, the additional deferred tax assets / liabilities recognized by the Group in the income statement for the period ended 31 December 2007 amounted to approximately RMB39,650,000 (profit) and RMB9,237,000 (loss), respectively. In addition, additional deferred tax asset at approximately RMB92,021,000 arising from the change in enacted tax rate was recognized in equity by the Group for temporary differences arising from fixed assets contributed by GEDC into the Company during the Restructuring of the Company.

                                     --19--

An analysis of the current year taxation charges is as follows:

------------------------------------------------------------------------
                                  2007                    2006
------------------------------------------------------------------------
                               RMB'000                 RMB'000
------------------------------------------------------------------------
Current income tax              255,749                 142,334
------------------------------------------------------------------------
Deferred income tax             (23,400)                  6,821
------------------------------------------------------------------------
                                232,349                 149,155
------------------------------------------------------------------------

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                                                               2007                2006
-----------------------------------------------------------------------------------------------------------------------
                                                                                            RMB'000             RMB'000
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Profit before tax                                                                       1,668,551              920,928
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
Tax calculated at the statutory rate of 15% (2006: 15%)                                   250,283              138,139
-----------------------------------------------------------------------------------------------------------------------
Tax effect of expenses that are not deductible in determining taxable profit:
-----------------------------------------------------------------------------------------------------------------------
  Effect of different tax rates of certain subsidiaries                                     1,137                1,495
-----------------------------------------------------------------------------------------------------------------------
  Effect of share of results of associates                                                   (275)               4,246
-----------------------------------------------------------------------------------------------------------------------
  Tax losses for which no deferred tax asset was recognised                                   380                   38
-----------------------------------------------------------------------------------------------------------------------
  Expenses not deductible for tax purposes                                                  5,462                5,237
-----------------------------------------------------------------------------------------------------------------------
  Effect of change of income tax rate on deferred taxes previously recognised             (30,413)                   -
-----------------------------------------------------------------------------------------------------------------------
  Reversal of deferred tax assets on previously recognised tax losses                       5,775                    -
-----------------------------------------------------------------------------------------------------------------------
Income tax expense                                                                        232,349              149,155
-----------------------------------------------------------------------------------------------------------------------

4. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB1,431,415,000 (2006: RMB771,513,000), divided by the weighted average number of ordinary shares outstanding during the year of 7,083,537 shares (2006: 4,418,427,000 shares). There were no dilutive potential ordinary shares as at year end.

5. DIVIDENDS

--------------------------------------------------------------------------------------------------
                                                                           2007            2006
--------------------------------------------------------------------------------------------------
                                                                        RMB'000         RMB'000
--------------------------------------------------------------------------------------------------
Final, proposed, of RMB0.08 (2006: RMB0.08) per ordinary share          566,683         566,683
--------------------------------------------------------------------------------------------------

At a meeting of the directors held on 23 April 2008, the directors proposed a final dividend of RMB0.08 per ordinary share for the year ended 31 December 2007. This proposed dividend has not been reflected as a dividend payable in the Financial Statements, but will be reflected as an appropriation of retained earnings for the year ended 31 December 2008.

6. RESERVES

According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit attributable to shareholders after tax as indicated in the Company's statutory Financial Statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve provided it is approved by a resolution passed in a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders' general meeting under specific circumstances.

When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous

                                     --20--
years, the current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve.

The statutory surplus reserve, the discretionary surplus reserve and the share premium account may be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders' general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

For the years ended 31 December 2007 and 2006, the directors proposed the following appropriations to reserves of the Company:

-------------------------------------------------------------------------------------------------
                                                           2007                              2006
-------------------------------------------------------------------------------------------------
                                Percentage              RMB'000         Percentage        RMB'000
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Statutory surplus reserve                   10%         139,778                10%         71,469
-------------------------------------------------------------------------------------------------

In addition, with the first-time adoption of the new accounting standards in the PRC ("New PRC GAAP") effective from 1 January 2007, the Group retrospectively adjusted the retained earnings of prior years in the financial statements prepared in accordance with new PRC GAAP ("statutory financial statements"). As a result, the amounts of statutory surplus reserve appropriated from the profits of prior years in the statutory financial statements were changed accordingly. Such adjustment amounting to RMB2,766,000 was reflected as "reversal of appropriations" in the statement of changes in equity of 2007.

In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lower of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. Due to the fact that the Statutory Financial Statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from those reported in the statement of changes in shareholders' equity prepared under IFRS contained in these financial statements.

As of 31 December 2007, the reserve of the Company available for distribution was approximately RMB 1,408,892,000 (2006: approximately RMB 1,250,854,000).

7. COMMITMENTS

(A)  CAPITAL COMMITMENTS

As of 31 December 2007, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:

-----------------------------------------------------------------
                                             2007            2006
-----------------------------------------------------------------
                                          RMB'000         RMB'000
-----------------------------------------------------------------
-----------------------------------------------------------------
Authorised but not contracted for       3,674,095       1,384,287
-----------------------------------------------------------------
-----------------------------------------------------------------
Contracted but not provided for         2,132,634       3,137,581
-----------------------------------------------------------------

A substantial amount of these commitments is related to the remaining construction works of a portion of the fourth rail-line of the Company, improvement of the existing operation equipment and purchase of new locomotives for its expanded operations.

(B) OPERATING LEASE COMMITMENTS

(i) The Company signed an agreement on 15 November 2004 with Guangzhou Railway (Group) Company for leasing the land use rights associated with the land on which the acquired assets of Yangcheng Railway are located. The agreement became effective upon the completion of the acquisition on 1 January 2007 and the lease term is 20 years,

                                     --21--
renewable at the discretion of the Company. According to the terms of the agreement, the rental for such lease would be agreed by both parties every year with a maximum amount not exceeding RMB74,000,000. During the year ended 31 December 2007, the related lease rental paid and payable was RMB50,000,000.

(ii) Apart from the above land use right operating lease commitment mentioned in
(i) above, the Company and the Group did not have other material operating lease commitments as at 31 December 2007. The total future minimum lease payments under other non-cancellable operating leases for machinery and equipment as at 31 December 2006 were as follows:

-------------------------------------------------------
                                   2007            2006
-------------------------------------------------------
                                RMB'000         RMB'000
-------------------------------------------------------
Machinery and equipment
-------------------------------------------------------
- not more than one year              -          69,673
-------------------------------------------------------

8. COMPARATIVE FIGURES

Certain 2006 comparative figures have been reclassified as follows:

(a) Revenue from network usage and services was recorded within the "Passenger" and "Freight" category of revenue in the prior year has been separately disclosed on the income statement in order to conform with the current year presentation.
(b) Amounts due from/to associates which were recorded within "Interest in associates" in the prior year have been reclassified to "Due from/to related parties" to conform with the presentation of the balance sheet in the current year.
(c) Amounts due from subsidiaries which were recorded within "Investments in subsidiaries" in the prior year have been reclassified to "Due from related parties" to conform with the presentation of the balance sheet in the current year.
(d) Restricted cash balance, which represents funds set aside by the Group for the employee housing fund maintained in designated bank accounts of the Company held on behalf of the related has been offset against the corresponding payable balance due to the employees in order to conform with the current year presentation of the balance sheet


                                                           By Order of the Board

                                                                   GUO XIANGDONG

                                                               Company Secretary

Shenzhen, the PRC

April 23, 2008


As at the date of this announcement, the Executive Directors are Hu Yuhua, Yang Yiping; the Non-executive Directors are Cao Jianguo, Wu Houhui, Wen Weiming and Yang Jinzhong; and the Independent Non-executive Directors are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.

                                     --22--